UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 6 August, 2007

ASX & MEDIA RELEASE
6 JULY, 2007

MARSHALL EDWARDS, INC. RAISES US$16.4 MILLION IN PRIVATE EQUITY FINANCING

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has made the following announcement:

(Washington DC; and Sydney Australia – August 6, 2007) – Marshall Edwards, Inc. (Nasdaq: MSHL) announced today that it entered into definitive agreements for an approximately US$16.4 million private placement consisting of 5,464,001 shares of common stock at a purchase price of US$3.00 per share.  The investors in the transaction also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased. Marshall Edwards also issued 62,091 warrants to Blue Trading, LLC, which acted as the placement agent in the private placement, as part of the placement fee.  All of the warrants are exercisable beginning February 6, 2008 and ending on August 6, 2012.  The exercise price of the warrants is US$3.60.  In addition, Marshall Edwards has issued a notice of termination effectuating the immediate termination upon consummation of the private placement of the Standby Equity Distribution Agreement, dated as of July 11, 2006, by and between Marshall Edwards and Cornell Capital Partners, LP, as amended.

Marshall Edwards has agreed to file a resale registration statement in connection with the private placement.

Marshall Edwards intends to use the proceeds from the private placement to fund certain clinical trials and pre-clinical development and for general corporate purposes.

About Marshall Edwards, Inc.

Marshall Edwards, Inc. is a US clinical development oncology company and is majority owned by Novogen Limited (ASX: NRT; Nasdaq: NVGN), an Australian biotechnology company specializing in the development of a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.

More information on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities. The common stock and warrants sold in the offering have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act or applicable state securities laws.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management’s current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

ISSUED FOR:                                                      NOVOGEN LIMITED

LISTINGS:                                                          ASX (CODE NRT), NASDAQ (CODE NVGN).

FOR FURTHER
INFORMATION:                                                       CHRISTOPHER NAUGHTON, MANAGING DIRECTOR,, NOVOGEN LIMITED
        TEL (02) 9878 0088                                http://www.novogen.com

ISSUED BY :                                    WESTBROOK COMMUNICATIONS
        CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157